RECEIVED

2008 APR 30 A 8:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

[redacted]

08002208

Date April 22, 2008
Contact Martina C. Erni

SUPPL

Unaxis Holding

~~OC Oerlikon Corporation AG,~~ Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Erni

Corporate Communications

PROCESSED
MAY 06 2008 E
THOMSON REUTERS

Enclosure

- **Disclosure of shareholding of Victory to stock exchange act**

4/30

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, April 22, 2008 – According to information provided by Renova Industries Ltd., 2nd Terrace West, Centreville, Nassau / Bahamas, on April 21, 2008, their equity securities exceeded the 25 % threshold as at April 15, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 31.98 %

- 4 523 941 registered shares (31.98 %)

Sale positions:

Percentage of voting rights from underlying shares: 10.60 %

- 1 500 000 granted short call options with 1 500 000 (10.60 %) voting rights conferred (issuer: Renova Industries Ltd.; underlying: registered shares in OC Oerlikon (CH0000816824); ratio: 1:1; exercise price: CHF 500; exercise period: until June 20, 2008; exercise type: physical, European).

Facts and circumstances triggering the obligation to notify:
Equity security position increased by exercising a long call option

Date of transfer of equity securities: April 22, 2008

Renova Industries Ltd. is a 86 % controlled subsidiary of Renova Holding Ltd., 2nd Terrace West, Centreville, Nassau / Bahamas. The 100 % shareholder of Renova Holding Ltd. is TZ Columbus Services Ltd., Pasea Estate, Road Town, Tortola, British Virgin Island, as trustee of the Columbus Trust, a trust established under the laws of Cayman Islands, whose ultimate beneficiary is Mr. Victor F. Vekselberg, Moscow, Russia, and Zurich, Switzerland.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

The shareholder's contact person for the present notifications is:

David Kalberer, 8834 Schindellegi, Schweiz
Tel.: +41 43 210 95 43
Fax.: +41 43 210 95 39
E-Mail: david.kalberer@renova-group.ch

For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Corporate Investor Relations
Tel. +41 58 360 96 02	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 98 22
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date April 24, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Erni

Corporate Communications

Enclosure

- **Volumes in the first quarter of 2008 – adjusted for conversion differences – are slightly above previous year's level**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

RECEIVED
2008 APR 30 A 8:10
INTERNATIONAL CORPORATE FINANCE

Opposing tendencies at Oerlikon Solar and Oerlikon Textile mark the first quarter

Volumes in the first quarter of 2008 – adjusted for conversion differences – are slightly above previous year's level

- Sales amount to CHF 1.17 billion (-2.9 per cent compared to Q1 2007)
- Adjusted for conversion differences, sales rose by 2.6 per cent compared to the same period of 2007
- Order intake amounts to CHF 1.16 billion (-16.9 per cent)
- Successful delivery of Solar plants furthers demand – first large order for Oerlikon Solar from Mainland China
- Overall market slowdown in the global textile market was stronger than expected, with consequences for the entire group
- Adjustments to production capacities were initiated in anticipation of changed market requirements
- Ambitious sales and result goals for 2008 only attainable subject to improved market conditions

Key figures of Oerlikon Group as per 31.03.2008

In CHF billion	Q1/2008	Q1/2007	change
Order intake	1.16	1.39	-16.9%
Orders on hand	1.74 / 1.52*	1.72**	-11.7%
Sales	1.17	1.20	-2.9%

* Shown without Oerlikon Drive Systems for comparison with Q1/2007
** No values for 2007 for Oerlikon Drive Systems

***Pfäffikon SZ, 23 April 2008* – In the first quarter of 2008, Oerlikon just managed to maintain the level of sales despite a clear slowdown in the market in global textile business, a restrained semi conductor market accompanied by unfavourable currency influences. Adjusted for conversion differences, the group's sales showed some growth. „Volatility of this magnitude, particularly in the textile market, was not foreseeable", says CEO Dr. Uwe Krüger. In the segments affected by the decreases, steps were already taken in the previous year to adjust production capacities to changed conditions. „Sales will continue to grow in 2008. But the profit goals for 2008 can only be achieved if market conditions improve", says CEO Krüger. In particular, Oerlikon Solar's above-average sales increase which is to be expected in the second half of the year will contribute to the positive development in the further course of the business year. A further large order was signed yesterday – with a first customer from Mainland China.**

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 The sales of the Oerlikon Group showed a decrease in the first quarter of 2008 of –2.9 per cent to CHF 1.17 billion. The order intake amounting to CHF 1.16 billion was -16.9 per cent below that of the previous year. The orders on hand reached a value of about CHF 1.74 billion.

The clear market slowdown in the global textile market also led to a reduction in sales for Oerlikon Textile of –16.9 per cent. The cycle-related downswing in the semi conductor market caused sales to diminish considerably in the Business Unit Oerlikon Systems (Data Storage and Wafer) which is part of the Oerlikon Coating segment. The continued good to very good growth in the other segments and Business Units almost completely compensated for this development, whereby negative currency tendencies had a dampening effect. Oerlikon Solar almost doubled their sales to CHF 82.4 million. Oerlikon Drive Systems grew by 13.6 per cent to CHF 307.2 million, Oerlikon Vacuum increased sales by 4.5 per cent to CHF 121.1 million.

The results of the first quarter prompt the company to accelerate and to extend the restructuring and portfolio measures where were already initiated. The planned disinvestment of the Business Unit Oerlikon Optics is going according to plan. "We are consistently aligning the company to the market conditions and are taking all the measures necessary to strengthen our position also in difficult market situations", emphasises CEO Krüger. In addition, the company started already last year to cushion the foreseeable developments in the textile market with an adjustment of production capacities and personnel resources, for instance with cutbacks at Oerlikon Textile Germany or at Group headquarters in Pfäffikon. "If the markets do not recover in the very near future, we shall resolutely take further measures", says CEO Krüger. Future-orientated research and development projects in the segments and across the group will certainly not be stopped.

Outlook

Despite the slowdown in growth, Oerlikon remains optimistic for the medium- and long-term course of business. Over the whole year, Oerlikon still expects a further increase in sales. An increase in last year's results only seems realistic with better macro-economic conditions and a revival of the textile market plus more favourable exchange rates.

Development in the segments

Oerlikon Textile

In the first quarter, Oerlikon Textile achieved sales of CHF 468.4 million (- 16.9 per cent), an order intake of CHF 432.6 million (-38.9 per cent) and had orders on hand of CHF 734.5 million (-24.6 per cent). The results confirmed the surprisingly harsh downturn in the global textile market, in particular in the staple fiber sector. Targeted subsidies by the State, particularly in China and India, led to an exceptional boom in 2007 in this market segment with an increase in sales of 26.6 per cent for Oerlikon Textile compared to the previous year. In addition, delays in China in approving projects would indicate attempts by the government to dampen business.

In this market situation, Oerlikon Textile's technologically leading position becomes noticeably evident. The innovations presented at the end of 2007 at the textile machine trade fair ITMA were well received by the market despite general reluctance to invest, for instance the new POY platform WINGS or the Autoconer AC5. There was even an increase in demand for BCF carpet yarn plants in the Asian markets, in part due to the leading technology. Despite the general weakness of the market, Oerlikon Textiles could maintain their market shares at a high level. By the year-end, the segment expects a revival of the business.

Oerlikon Coating

The segment Oerlikon Coating did not achieve the previous year's results in the first quarter. Turnover dropped from CHF 169.1 million to CHF 145.9 million (-13.7 per cent), order intake from CHF 181.9 million to CHF 161.5 million (-11.2 per cent), orders on hand from CHF 94.7 million to CHF 64.5 million (-31.9 per cent). The reason for this is the Business Unit Systems (Wafer and Data Storage) which experienced sales losses of almost 60 per cent due to the weak trend in semi conductors and the unfavourable exchange rate of the USD to the Swiss franc.

But the Balzers Coating Services business, which corresponds to about 85 per cent of the segment's sales, achieved a sales growth of approx. 4 per cent. Exchange rate influences could be strongly felt here, stable exchange rates would have corresponded

to a growth increase of 9 per cent. Growth was spurred on by further market penetration with new processes such as the P3e™- and BALINIT-ALDURA technology plus the further regional expansion in particular in China, but also in Scandinavia with the acquirement of the local coating specialists, Suomen Plasmapinta Oy. In the second half of the year, this trend will continue with the planned opening of further Coating Centers in Asia (India, Korea, Japan, China) and South America.

Oerlikon Solar

The new segment Oerlikon Solar already showed its enormous growth potential in the first quarter. Compared to the same period last year, sales increased from CHF 43.2 million by over 90 per cent to CHF 82.4 million, just as expected. Order intake amounted to CHF 17.6 million, orders on hand to CHF 403.2 million. The production line for the customer ersol Thin Film was successfully increased to full capacity and the goals set together with the customer were well exceeded. Together with Oerlikon service specialists, the Asian customer CMC started production of the first thin film silicon modules, and the first micromorph-tandem plant was delivered to Inventux. „So in the first quarter also, we proved we are capable of delivering turnkey solutions and of getting production started in the shortest time possible", says Oerlikon CEO Krüger. Oerlikon Solar is extremely optimistic about the further course of business in 2008. The development of the location in Singapore is going according to plan. The high level of demand continues, and important market participants such as energy companies, semi conductor manufacturers and consortia are all showing increased interest. For the next quarters, the segment reckons with a further massive increase in sales and orders. In the first quarter, no major contracts were actually signed, but several large orders which require a great deal of time for financial and contractual clarification due to their intense complexity, are on the verge of being signed. These refer amongst others to framework contracts for several plants in Europe and Asia. Yesterday, a first large order from Mainland China was signed. Internal resources and production capacities have been organised to be able to accommodate the turnover goal of CHF 700 million. The current order book already ensures approx. 70 per cent of this goal.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Oerlikon Vacuum

The segment Segment Oerlikon Leybold Vacuum achieved a turnover growth of 4.5 per cent with CHF 121.1 million. The renewed high order intake was particularly satisfying, increasing by 9.6 per cent to CHF 129.6 million. The good ratio of order intake to sales (Book/Bill Ratio) plus the orders on hand which again increased by 36 per cent to CHF 85.4 million show Oerlikon Leybold Vacuum's excellent market position. The orders on hand grew for the successive fifth quarter, whereby Oerlikon Leybold Vacuum could gain further market shares.

The excellent position in particular in the booming solar business was decisive for the positive development – namely globally and for all processing steps in the manufacture of solar cells resp. thin film solar modules. The processing industry, too, for instance metatallurgy and kiln engineering, plus the field of research and development showed positive growth, plus the coating market in general. Asia and Europe were the regions with the greatest expansion. Oerlikon Leybold Vacuum is optimistic about the development of business for the rest of 2008.

Oerlikon Drive Systems

Oerlikon Drive Systems continued its positive development in the first quarter of 2008. Sales reached CHF 307.2 million – a plus of 13.6 per cent – order intake amounted to CHF 323.5 million (+ 19.6 per cent). The two Business Units - Oerlikon Graziano and Oerlikon Fairfield – contributed equally to this excellent result.

For Oerlikon Fairfield, the integration into the Oerlikon Group is having a more and more positive effect, in particular with regard to the worldwide expansion of the business. Here, Oerlikon Fairfield can fall back on the locations and resources of other segments. Substantial infrastructure projects in India and China led to an increased demand for components in construction machines. The transport sector, too, reported growing demand for the special transmission components from Oerlikon Fairfield. For the first time, a Chinese railway manufacturer – China CSR – ordered prototype components for locomotives which are to be manufactured on site. In the energy market, Oerlikon Fairfield benefited from rising energy prices which led to an increased number of orders

both in the sector of oil production and that of wind energy turbines. In the latter particularly, the Business Unit could improve its position and approach further customers. The agricultural market which is booming all over the world had a positive effect on Oerlikon Graziano. The excellent relationships with key customers such as CNH or John Deere meant that the segment participated in this development as a system supplier in an above-average way. The demand in the field of high performance cars and the requirements for construction machines – this particularly in Asia – remain high.

The further course of business with regard to sales growth looks very optimistic for Oerlikon Drive Systems. Increasing labour, material and logistics costs require great effort as far as productivity and efficiency are concerned in order to obtain the targeted profit margins.

Oerlikon Components

The segment Oerlikon Components, comprising the Business Units Oerlikon Space and Oerlikon Esec, also shows an extremely satisfactory turnover development with a plus of 25.2 per cent to CHF 55.1 million. Both Business Units contributed to this development.

The order intake decreased by 9.6 per cent to CHF 89.4 million. Whilst the order intake for Oerlikon Space remained practically unchanged, as was expected the current reluctance to invest by our semi conductor customers made itself noticeable at Oerlikon Esec. Starting in the second quarter, the Business Unit expects an upswing in business due to a seasonal revival and new innovative products such as the Wirebonder 3200 plus the completely newly developed Die Attach Platform 2100.

The press information given here consists of information based on the situation as it stands today. Unforeseeable risks and influences may possibly cause deviations from these statements. The declared values may differ due to rounding differences.
Due to the increasingly long-term nature of project business and the market-related degree of fluctuation, Oerlikon will in future issue sales figures semi-annually.

For further information, please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 per cent of the turnover was invested in research and development (CHF 274 million).

Key figures as per 31.03.2008

Oerlikon Group

in CHF million	Q1/2008	Q1/2007	change
Order intake	1 154.8	1 338.9	-16.9%
Orders on hand	1 738.2 / 1 518.7*	1 719.3	-11.7%
Sales	1 168.9	1 203.8	-2.9%

* Shown without Oerlikon Drive Systems for comparison with Q1/2007

Oerlikon Textile

in CHF million	Q1/2008	Q1/2007	change
Order intake	432.6	707.5	-38.9%
Orders on hand	734.5	974.5	-24.6%
Sales	468.4	563.7	-16.9%

Oerlikon Coating

in CHF million	Q1/2008	Q1/2007	change
Order intake	161.5	181.9	-11.2%
Orders on hand	64.5	94.7	-31.9%
Sales	145.9	169.1	-13.7%

Oerlikon Solar

in CHF million	Q1/2008	Q1/2007	change
Order intake	17.6	11.2	57.1%
Orders on hand	403.2	364.4	10.6%
Sales	82.4	43.2	90.7%

Oerlikon Vacuum

in CHF million	Q1/2008	Q1/2007	change
Order intake	129.6	118.3	9.6%
Orders on hand	85.4	62.8	36.0%
Sales	121.1	115.9	4.5%

Oerlikon Drive Systems

in CHF million	Q1/2008	Q1/2007	change
Order intake	323.5	270.4	19.6%
Orders on hand	219.5	k.A.	k.A.
Sales	307.2	270.4	13.6%

Oerlikon Components

in CHF million	Q1/2008	Q1/2007	change
Order intake	89.4	98.9	-9.6%
Orders on hand	231.1	222.9	3.7%
Sales	55.1	44.0	25.2%

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

RECEIVED

2008 APR 30 A 8: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date April 24, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. M.C. Erni

Corporate Communications

Enclosure

- **Oerlikon Solar: First contract in mainland China for full vertically integrated thin film solar production line**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

oerlikon
solar

Media release
Rule 12g3-2(b) File No. 82-5190

RECEIVED

2008 APR 30 A 8: 11

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Oerlikon Solar: First contract in mainland China for full vertically integrated thin film solar production line

Beijing, April 24, 2008 – ***Oerlikon Solar and Baoding Tianwei announced today the contract signing for a turnkey thin film solar module production line. The initial production capacity will be 46.5 MWp (Megawatt peak) per year. The deal includes all major thin-film solar module production equipment including metrology and testing facilities. In the coming months the machinery will be shipped, installed and commissioned by a team of Oerlikon Solar experts. The project site is located in Bao Ding。***

China and the Asian solar energy market are becoming increasingly important, and Oerlikon is well positioned to serve customers in this region. Oerlikon Solar's decision to expand production capacity by opening a new site in Singapore is one example of the company's global reach and commitment to serve customers in Asia. "With this major order we expand our footprint in Asia entering one of the most attractive solar markets worldwide", states Dr Uwe Krüger, CEO Oerlikon. Oerlikon already can refer to two Asian customers, CMC and Auria Solar, both located in Taiwan. Within record time CMC together with Oerlikon specialists ramped up the solar factory. Pilot production at CMC has been started whereas manufacturing at full capacity level is scheduled for this year. "That clearly shows not only our ability to deliver on our promises but the field proven thin film silicon technology and solutions as well", says Jeannine Sargent, CEO Oerlikon Solar.

Oerlikon Solar turnkey solution

The advanced Oerlikon Solar production line enables highly cost effective manufacture of thin-film silicon modules. The turnkey, end-to-end solution embraces the entire production process from glass cleaning and in-line inspection to testing of the finished solar modules. Another differentiating element is that Oerlikon Solar will provide its full-service package for commissioning the process equipment and securing production ramp-up. This agreement includes Oerlikon's entire metrology system for quality control, the "back end" of module production and its proprietary process technology. Of critical importance are the Oerlikon Solar proprietary TCO layers that play a central role by trapping the light in the photovoltaic thin-film maximizing the conversion efficiency. "Our capabilities to enhance the efficiency of proven thin-film silicon solar modules result in a direct reduction of cost of ownership. This is a major advantage for our customers in gaining market share", says Sargent.

For further information, please contact:

Michael M. Schmidt
Head of Public Relations

OC Oerlikon Balzers Ltd., Solar

T + 423 388 64 39
F +423 388 54 21

M michael.m.schmidt@oerlikon.com

W www.oerlikon.com/solar

About Oerlikon Solar

Oerlikon Solar offers cost-effective, proven turnkey solutions for the mass production of thin-film silicon solar modules. These fully automated, modular end-to-end manufacturing solutions are focused on reducing device cost and maximizing productivity. They are available as modular end-to-end solutions with metrology and upgradeability in throughput and process technology.

Oerlikon Solar has developed a unique and innovative technology based on its leadership in thin-film technology and in close cooperation with its customers. An in-house pilot line allows producing, testing and optimizing the solar modules in full production size.

Headquartered in Truebbach, Switzerland, Oerlikon Solar maintains an R&D lab in Europe, as well as global customer support and training through sales and service centers in the United States, Europe and Asia. Oerlikon Solar's Asian Hub, located in Singapore, is currently being ramped up and will open in the second half of 2008.

About Baoding TianWei SolarFilms Co., Ltd.

Baoding TianWei Solarfilms Co., Ltd is a subsidiary company of Baoding TianWei Baobian Electric Co., Ltd (Tianwei Baobian, a listed company in Shanghai Stock Exchange with the stock code of 600550).

As the most important leading company in China transformer industry and a famous transformer supplier in the world as well, TianWei Baobian has already become one of the biggest transformer manufacturers all over the world together with Siemens and ABB.

Tianwei Baobian has been paying closely attention to the world development trend of energy. With acute market foresight and advanced strategic insight, TianWei Baobian adjusted its industry structure timely and entered into the renewable energy industry in 2002. So far TianWei Baobian has been one of the famous companies of PV industry in the world and has become the only company in China with core products and services substantially covering the entire PV industry value chain from multi-crystalline ingots, wafers, PV cells, PV modules and PV systems manufacturing to PV system installation. TianWei Baobian has already provided high quality PV modules to PV system integrators and distributors located in various markets around the world.

Baoding TianWei Solarfilms Co., Ltd.,founded in January, 2008, jointly with top experts from prestigious research institutes, designs, manufactures, sells and installs a-Si PV

 modules and related accessories. The company will invest RMB 1 billion for Phase I and the annual capacity of Phase I is expected to reach 46.5MW per year.

RECEIVED

2008 APR 30 A 8: 11

FFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date April 22, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Erni

Corporate Communications

Enclosure

- **Contradictory disclosures regarding shareholding in OC Oerlikon Corporation AG, Pfäffikon**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Ad hoc announcement

Contradictory disclosures regarding shareholding in OC Oerlikon Corporation AG, Pfäffikon

Pfäffikon SZ, April 22, 2008 – Within the scope of the statutory disclosure requirements, VICTORY Industriebeteiligung AG first announced on December 17, 2007 that they had accorded Renova Industries Ltd. a Call Option on 1 073 941 shares – corresponding to 7.59 per cent of the issued shares.

Renova disclosed yesterday, April 21, 2008, that they had exercised this Call Option on April 15, 2008 and expect the transfer of the shares today, April 22, 2008. Hence, Renova announced a current corresponding shareholding in Oerlikon of 31.98 per cent.

In contrast, VICTORY announced to the Swiss Stock Exchange and Oerlikon also on April 21, 2008 that the exercising of the Call Option had no validity as Renova until today has still not fulfilled material conditions for the exercising despite repeated requests from VICTORY to do so. VICTORY therefore declares a current shareholding in Oerlikon of 26.23 per cent.

The exact positions can be seen in the disclosure announcements of Renova and VICTORY which Oerlikon will soon be publishing.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 per cent of the turnover was invested in research and development (CHF 274 million).

RECEIVED

2008 APR 30 A 8: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date April 22, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Erni

Corporate Communications

Enclosure

- **Disclosure of shareholding of Victory to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, April 22, 2008 – According to information provided by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, on April 21, 2008, their purchase positions fell below the 50 % threshold as at April 18, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 47.01 %

- 3 710 231 registered shares (26.23 %)
- 481 723 730 call options with 2 937 467 (20.77 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 9.86 %

- 1 106 061 written call options with 1 395 141 (9.86 %) voting rights conferred *)

The shareholders in Victory Industriebeteiligung AG are made up as follows:

- RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

The shareholder's contact person for the present notification is:
RA lic.iur. Matthias Kuster, Postfach, 8022 Zurich, Switzerland
Tel +41 44 211 10 12, Fax +41 44 211 10 13

---

*) Based on a recommendation by SWX Swiss Exchange of March 31, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para.1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; Tel: +41 58 360 96 22; Fax: +41 58 360 91 93).

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

END